Exhibit 99.1

Enerplus Announces Voting Results from the 2023 Annual Meeting of Shareholders

CALGARY, AB, May 5, 2023 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held on Thursday, May 4, 2023. Each of the matters is described in greater detail in the 2023 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 14, 2023 (the "Circular").

1. Election of Directors
Shareholders elected the following eight nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Hilary A. Foulkes	103,982,834	96.66%	3,596,204	3.34%
Sherri A. Brillon	106,367,554	98.87%	1,211,484	1.13%
Judith D. Buie	106,028,934	98.56%	1,550,104	1.44%
Karen E. Clarke-Whistler	104,234,465	96.89%	3,344,573	3.11%
Ian C. Dundas	106,838,922	99.31%	740,116	0.69%
Mark. A. Houser	106,126,414	98.65%	1,452,624	1.35%
Jeffrey W. Sheets	106,296,078	98.81%	1,282,960	1.19%
Sheldon B. Steeves	105,653,736	98.21%	1,925,302	1.79%

2. Appointment of Auditors
Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent
135,573,663	97.36%	3,682,308	2.64%

3. Approval of Unallocated Share Awards Under the Share Award Incentive Plan
Shareholders voted to approve the ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan, as described in the Circular:

Votes For	Percent	Votes Against	Percent
98,270,066	91.35%	9,308,970	8.65%

4. Approval of the Non-binding Resolution on the Approach to Executive Compensation
Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
104,854,632	97.47%	2,724,402	2.53%

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2023/05/c5862.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 05-MAY-23